Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Statement of ADOMANI, Inc. and subsidiaries (collectively, the “Company”) on Form 1-A of our report dated February 12, 2017, except for Note 11 as to which the date is April 7, 2017, with respect to the audited consolidated balance sheets of ADOMANI, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Offering Statement.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

April 7, 2017